SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated March 13, 2009

Press Release dated March 25, 2009

Press Release dated March 25, 2009

Notice of Annual General Meeting 2009

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: March 31, 2009

ENI 2008 CONSOLIDATED FINANCIAL STATEMENTS

•	Net profit for the year: euro 8.83 billion
•	Proposed a dividend per share of euro 1.30

Rome, March 13, 2009 - Eni’s Board of Directors today approved Eni’s 2008 consolidated financial statements, which reported net profit of euro 8,8251 million and draft financial statements of the parent company Eni SpA, which reported net profit of euro 6,745 million.

The Board of Directors resolved to propose to the Annual Shareholders’ Meeting the distribution of a dividend2 amounting to euro 1.30 per share (pay-out 53%). Taking into account an interim dividend of euro 0.65 per share paid in September 2008, a balance amounting to euro 0.65 per share (euro 1.30 per ADR3) will be paid on May 21, 2009 to all outstanding shares on the register at the ex-dividend date of May 18, 2009.

Holders of ADRs will receive euro 1.30 per ADR, payable on May 29, 2009 to ADR holders as of May 20, 2009 record date.

Eni’s consolidated financial statements and the draft financial statements of the parent company were submitted to the Board of Statutory Auditors and to Eni’s external auditors. Enclosed are the summarized profit and loss account, balance sheet and cash flow statement4 of Eni’s group companies and the parent company.

The Board of Directors also approved Eni’s 2008 Sustainability Report in which the Company illustrates its commitment to sustainable development in line with international best practice.

Eni’s 2008 Annual Report will be available from April 7, 2009, from the Eni headquarters and on Eni’s website www.eni.it, in the section Publications, Reports, in accordance with provisions of Article 2429 of the Italian Civil Code.

__________________

(1)	Attributable to Eni shareholders. This result is the same as the preliminary results announced in February 2009; for details see Eni’s Press Release of February 13, 2009.
(2)	As a consequence of new tax laws in force from January 1, 2004, dividends are not entitled to a tax credit and, depending on the receiver, are subject to a withdrawal tax on distribution or are partially cumulated to the receiver's taxable income.
(3)	On ADR payment date, JPMorgan Chase Bank, N.A. will pay the dividend less the entire amount of a withholding tax under Italian law (currently 27%) to all Depository Trust Company Participants, representing payment of Eni SpA’s balance dividend for fiscal year 2008.
(4)	For a reconciliation of summarized Group profit and loss account, balance sheet and cash flow statement with the corresponding statutory statements see Eni’s Annual Report 2007 and Eni’s Interim Consolidated Financial Report as of June 30, 2008, under the section "Financial review". Summarized Group profit and loss account, balance sheet and cash flow statement will undergo audit procedures by external auditors in order to express an opinion on consistency between the management discussion on financial results and the consolidated financial statements, in accordance with Article 2409-ter c.c. and Article 156, of TUF paragraph 4-bis, under section d, as enacted in CONSOB communication 16801, of February 24, 2009.

Eni’s Chief Financial Officer, Alessandro Bernini, in his capacity as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

Contacts
E-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations
E-mail: investor.relations@eni.it
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Capital Stock: euro 4,005,358,876 fully paid
Registro Imprese di Roma, c. f. 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

This press release is also available on the Eni web site: www.eni.it.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 70 countries and is Italy’s largest company by market capitalization.

Eni consolidated profit and loss account

(million euro)

2007	2008	Change

Net sales from operations	87,256	108,148	20,892
Other income and revenues	827	720	(107)
Operating expenses	(61,979)	(80,412)	(18,433)
- of which non recurring items	(8)	21
Depreciation, depletion, amortization and impairments	(7,236)	(9,815)	(2,579)

Operating profit	18,868	18,641	(227)
Finance income (expense)	(83)	(764)	(681)
Net income from investments	1,243	1,373	130

Profit before income taxes	20,028	19,250	(778)
Income taxes	(9,219)	(9,692)	(473)

Net profit	10,809	9,558	(1,251)
Attributable to:
- Eni	10,011	8,825	(1,186)
- minority interest	798	733	(65)

Eni consolidated balance sheet

(million euro)

Dec. 31, 2007	Dec. 31, 2008	Change

Fixed assets
Property, plant and equipment	50,137	59,155	9,018
Other assets	563		(563)
Inventories - compulsory stock	2,171	1,196	(975)
Intangible assets	4,333	7,715	3,382
Equity-accounted investments and other investments	6,111	5,882	(229)
Receivables and securities held for operating purposes	725	1,219	494
Net payables related to capital expenditures	(1,191)	(787)	404

	62,849	74,380	11,531
Net working capital
Inventories	5,499	6,082	583
Trade receivables	15,609	16,446	837
Trade payables	(11,092)	(12,592)	(1,500)
Tax payables and provision for net deferred tax liabilities	(4,412)	(5,281)	(869)
Provisions	(8,486)	(9,573)	(1,087)
Other current assets and liabilities:
Equity instruments	2,476	2,741	265
Other	(2,600)	(4,438)	(1,838)

	(3,006)	(6,615)	(3,609)
Provisions for employee post-retirement benefits	(935)	(947)	(12)
Net assets held for sale including related net borrowing	286	68	(218)

CAPITAL EMPLOYED, NET	59,194	66,886	7,692

Shareholders' equity including minority interest	42,867	48,510	5,643
Net borrowings	16,327	18,376	2,049

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	59,194	66,886	7,692

Eni consolidated cash flow statement

(million euro)

2007	2008	Change

Net profit	10,809	9,558	(1,251)
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
- amortization and depreciation and other non monetary items	6,346	11,388	5,042
- net gains on disposal of assets	(309)	(219)	90
- dividends, interest, taxes and other changes	8,850	9,080	230

Net cash generated from operating profit before changes in working capital	25,696	29,807	4,111
Changes in working capital related to operations	(1,667)	423	2,090
Dividends received, taxes paid, interest (paid) received during the period	(8,512)	(8,429)	83

Net cash provided by operating activities	15,517	21,801	6,284
Capital expenditures	(10,593)	(14,562)	(3,969)
Investments and purchase of consolidated subsidiaries and businesses	(9,665)	(4,019)	5,646
Disposals	659	979	320
Other cash flow related to capital expenditures, investments and disposals	(35)	(267)	(232)

Free cash flow	(4,117)	3,932	8,049
Borrowings (repayment) of debt related to financing activities	(479)	911	1,390
Changes in short and long-term finance debt	8,761	980	(7,781)
Dividends paid and changes in minority interest and reserves	(5,836)	(6,005)	(169)
Effect of changes in consolidation and exchange differences	(200)	7	207

Net cash flow for the period	(1,871)	(175)	1,696

Free cash flow	(4,117)	3,932	8,049
Net borrowings of acquired companies	(244)	(286)	(42)
Net borrowings of divested companies		181	181
Exchange differences on net borrowings and other changes	637	129	(508)
Dividends paid and changes in minority interests and reserves	(5,836)	(6,005)	(169)

Change in net borrowings	(9,560)	(2,049)	7,511

Eni SpA profit and loss account

(million euro)

2007	2008	Change

Net sales from operations	47,810	47,671	(139)
Other income and revenues	168	207	39
Operating expenses	(43,656)	(45,175)	(1,519)
- of which non recurring items	21	21
Depreciation, depletion, amortization and impairments	(863)	(1,121)	(258)

Operating profit	3,459	1,582	(1,877)
Finance income (expense)	(1,387)	662	2,049
Net income from investments	4,953	4,807	(146)

Profit before income taxes	7,025	7,051	26
Income taxes	(425)	(306)	119

Net profit	6,600	6,745	145

Eni SpA balance sheet

(million euro)

Dec. 31, 2007	Dec. 31, 2008	Change

Fixed assets
Property, plant and equipment	5,748	6,143	395
Compulsory stock	2,033	1,028	(1,005)
Intangible assets	1,019	1,014	(5)
Equity-accounted investments and other investments	23,545	26,720	3,175
Receivables and securities held for operating purposes	7,985	8,804	819
Net payables related to capital expenditures	(240)	(303)	(63)

	40,090	43,406	3,316
Net working capital	(591)	(1,665)	(1,074)
Provisions for employee post-retirement benefits	(288)	(305)	(17)
CAPITAL EMPLOYED, NET	39,211	41,436	2,225

Shareholders' equity	28,926	30,049	1,123
Net borrowings	10,285	11,387	1,102

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	39,211	41,436	2,225

Eni SpA cash flow statement

(million euro)

2007	2008	Change

Net profit	6,600	6,745	145
Adjustments to reconcile to cash generated from operating profit before changes in working capital:
- amortization and depreciation and other non monetary items	1,127	3,588	2,461
- net gains on disposal of assets	(6)	3	9
- dividends, interest, taxes and other changes	(5,197)	(5,481)	(284)

Net cash generated from operating profit before changes in working capital	2,524	4,855	2,331
Changes in working capital related to operations	1,421	929	(492)
Dividends received, taxes paid, interest (paid) received during the period	4,387	5,389	1,002

Net cash provided by operating activities	8,332	11,173	2,841
Capital expenditures	(1,291)	(1,373)	(82)
Investments and purchase of consolidated subsidiaries and businesses	(3,877)	(4,159)	(282)
Financing investments for operating purposes	(1,335)	(820)	515
Disposals	611	48	(563)
Other cash flow related to capital expenditures, investments and disposals	(73)	55	128

Free cash flow	2,367	4,924	2,557
Borrowings (repayment) of debt related to financing activities	(2,596)	1,609	4,205
Changes in short and long-term finance debt	5,710	(632)	(6,342)
Dividends paid and changes in minority interest and reserves	(5,208)	(5,678)	(470)
Contribution of merged entities	(3)	51	54

Net cash flow for the period	270	274	4

Free cash flow	2,367	4,924	2,557
Dividends paid and changes in minority interest and reserves	(5,208)	(5,678)	(470)
Effect of changes in consolidation and exchange differences		(48)	(48)
Financing receivables and liabilities of acquired companies	(3)	(300)	(297)

Change in net borrowings	(2,844)	(1,102)	1,742

Eni announces the results of its unconditional mandatory takeover bid for Distrigas shares

Eni reaches, through Eni Gas & Power Belgium SA, 98.86% of the total share capital of Distrigas as a result of its takeover bid and proceeds with a follow-on squeeze-out.

San Donato Milanese (Milan), March 25, 2009 - Today Eni, through Eni Gas & Power Belgium SA ("Eni Belgium"), a wholly controlled subsidiary of Eni SpA, announced the results of its unconditional mandatory takeover bid (the "Takeover Bid") for all the outstanding shares not yet owned by it in Distrigas NV/Distrigaz SA ("Distrigas").

The acceptance period of the Takeover Bid opened on January 9, 2009 and expired at 4:00 p.m., Central European Time, on March 19, 2009.

As of the expiration of the acceptance period of the Takeover Bid, Eni Belgium had received valid acceptances for 292,390 Distrigas shares (i.e. 41.61% of the total share capital of Distrigas), for a total consideration of approximately euro 1,991 million in cash and 292,390 Certificates (as defined in the prospectus relating to the Takeover Bid dated December 30, 2008). As a result of the Takeover Bid, Eni Belgium will hold 98.86% of the total share capital of Distrigas.

The consideration offered per Distrigas share under the Takeover Bid consisted of an amount of euro 6,809.64 in cash and one Certificate.

On April 8, 2009 the cash component of the consideration will be paid and the Certificates will be delivered to the Distrigas shareholders who validly accepted the Takeover Bid.

In accordance with Articles 42, 43 and 57 of the Belgian Royal Decree of April 27, 2007 relating to public takeover bids, Eni Belgium, which will hold more than 95% of the shares of Distrigas as a result of the Takeover Bid, exercises its right to require all remaining holders of Distrigas shares to transfer their shares (except for the golden share held by the Belgian State) to it (the "Squeeze-out Bid") for the same consideration per Distrigas share as that offered under the Takeover Bid.

The acceptance period of the Squeeze-out Bid will start on April 9, 2009 and will terminate on May 4, 2009 inclusive.

Eni Belgium will file an application for the Distrigas shares to be delisted from Euronext Brussels after the closing of the Squeeze-out Bid.

Fortis Bank acted as receiving and paying agent for the Takeover Bid.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

Eni convenes the Annual Shareholders Meeting

Rome, March 25, 2009 - Eni’s Board of Directors today convened the Annual Shareholders' Meeting on April 29 and 30, 2009, on first and second call respectively, to approve the 2008 financial statements and application of revenues.

Eni's 2008 Annual Financial Report will be available, according to Article 2429 of Italy’s Civil Code, on Eni's website www.eni.it in the section Publications/Annual and Quarterly Reports and from Eni’s Corporate Secretary.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.it

Eni SpA
Registered Office: Piazzale Enrico Mattei, No. 1, Rome - Italy
Company Share capital euro 4,005,358,876.00 fully paid up
Rome Companies Register - Tax Identification Number 00484960588
VAT Number 00905811006 R.E.A. Rome No. 756453

NOTICE OF SHAREHOLDERS' MEETING

Shareholders of Eni SpA are hereby invited to attend the Ordinary Shareholders' Meeting, which will be held in Rome, Via del Serafico, 89/91, on April 29, 2009 at 10:00 a.m. (CET) on first call and, if necessary, on April 30, 2009, on second call, at the same time and location.

AGENDA

  Eni Financial Statements at December 31, 2008, Eni Consolidated Financial Statements at December 31, 2008; Report of the Directors on the course of the business; Report of the Board of Statutory Auditors and Report of the Independent Auditors.
  Allocation of net income.

How to participate in the Shareholders’ Meeting
Admission to the Shareholders’ Meeting is subject to the delivery of the notification of attendance issued by authorised financial intermediaries at least two working days before the date of the Shareholders’ Meeting on first call (i.e. at least on April 27, 2009).

Shareholders and other persons entitled may ask to their financial intermediary to withdraw said communication; if they avail of this faculty, they will not be able to take part in the Shareholders’ Meeting.

In order to take part in the Shareholders’ Meeting, Shareholders holding shares not yet in uncertificated form, shall previously deliver said shares to a financial intermediary in order to have them deposited with the Italian Securities Register Centre and subsequently transformed into uncertificated form and request the above-mentioned notification of attendance.

How Shareholders may request to add other items in the agenda
Pursuant to Article 13, first Paragraph, of the By-laws, the Shareholders that, severally or jointly, represent at least 2.5% of Eni share capital, may ask, within five days as of the date of publication of the Shareholders’ Meeting notice, to add other items in the agenda. The request shall contain the matters to be proposed to the Shareholders’ Meeting. Said faculty may not be exercised on the matters upon which, pursuant to the applicable legislation, the Shareholders’ Meeting resolves on the basis of a proposal of the Board of Directors or on the basis of a project or report of the Board. The integrations accepted by the Board shall be published at least ten days before the Shareholders’ Meeting date, through a notice to be published as indicated in said Article.

How to vote by proxy
In order to simplify controls of powers entitling the participation in the Shareholders’ Meeting, people who intend to participate in the Meeting as legal or voluntary representatives of Shareholders or other people entitled to take part in it are requested to deliver to Eni SpA’s Corporate Secretary’s office the deeds entitling them to said participation, by mail, also in copy, or by fax, at least two days before the date of the Meeting.

How to vote by mail
Vote may be exercised also by mail pursuant to current legislation and subject to the delivery of the above mentioned notification of attendance by the authorised financial intermediaries. Shareholders willing to exercise their vote by mail are entitled to request the Vote by Mail Card and a return envelope to the Company.

In order to consider the votes by mail valid, envelopes containing the Vote by Mail Card, duly filled in and signed, shall be received by Eni SpA - Segreteria societaria, Piazzale Enrico Mattei, 1 - 00144 Rome, Italy within forty-eight hours before the Shareholders’ Meeting. Votes by mail contained in the Vote by Mail Cards received after said term will not be taken into consideration. Vote by mail must be exercised personally by the person entitled to vote on each proposal presented.

The vote by mail may be withdrawn through a declaration to be delivered to the Company at least one day before the Shareholders’ Meeting.

Information regarding ADRs holders
Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing two Eni ordinary shares, who are recorded in Eni ADRs register of JPMorgan Chase Bank, NA, ADRs Depositary, by March 25, 2009 will be entitled to participate in the Meeting, delegate the exercise of their voting right or to exercise votes by mail, after having complied with the deposit and registration requirements contained in Eni ADR Deposit Agreement; also Beneficial Owners who have taken advantage of Proxy Vote or Vote by Mail options are entitled to assist at the Meeting upon written request to be made to JPMorgan Chase Bank, NA.

Information for Eni Shareholders
The report on the proposals of resolutions of the Board of Directors to the Shareholders on each item of the Agenda will be deposited at the Company’s Registered Office and with the Borsa Italiana SpA (the Italian Stock Exchange) within April 14, 2009 and shall remain at the Shareholders’ disposal until the date of the Shareholders’ Meeting.

* * *

Experts, financial analysts and journalists wishing to attend the Shareholders’ Meeting shall deliver, by mail or fax, a request to Eni SpA’s Corporate Secretary’s office at least two days before the date of the Meeting.

To timely comply with admission and registration procedures, Shareholders are kindly requested to arrive at the Meeting in advance of the start time of the Meeting itself. Registration for the Meeting will take place at the same location of the Meeting and will start at 9:00 a.m. (CET).

Eni SpA's Corporate Secretary’s office is available for any further information Shareholders may need at the toll-free number 800 940 924 (for calls from abroad Italy: 80011223456, after dialing the International Access Code (+), fax number + 39 06 59822233 or by e-mail at segreteriasocietaria.azionisti@eni.it.

In consideration of Eni shareholdings, the Shareholders’ Meeting should be held on second call on April 30, 2009.

A notice to inform on the effective date of the Shareholders’ Meeting will be published on "Il Sole 24 Ore", "Corriere della Sera", "Financial Times" and on website www.eni.it within April 28, 2009.

This Notice, published on the Italian Official Gazette, "Il Sole 24 Ore", "Corriere della Sera" and "Financial Times" and the documentation regarding the Shareholders’ Meeting will be available on website www.eni.it and may be requested by e-mail at segreteriasocietaria.azionisti@eni.it or by calling the above-mentioned toll-free numbers or by fax.

The Chairman of the Board of Directors
ROBERTO POLI